EXHIBIT 99.1

Election to Equinor's board of directors

On 30 November 2022 the corporate assembly of Equinor ASA (OSE:EQNR, NYSE:EQNR) elected Haakon Bruun-Hanssen as new member to Equinor ASA’s board of directors.

Haakon Bruun-Hanssen is elected as a new shareholder-elected member of the board of directors, replacing Bjørn Tore Godal.

Bruun-Hanssen held the position as Chief of Norwegian Defence Forces from 2013-2020, previously having held the position as Chief Norwegian Joint Operational Headquarters from 2011-2013 and Chief Royal Norwegian Navy from 2009-2011, Chief of staff Royal Norwegian Navy from 2007-2009 and Chief Naval Operations centre from 2003-2007. Prior to this Bruun-Hanssen has had an extensive career in the Norwegian Military.

Bruun-Hanssen has a broad education through the Norwegian Military; Petty Officer training school, Norwegian naval Academy Submarine Commanding officer course and Higher command course, Forsvarets Høyskole. He is also educated at Military Command and Staff college, Instituut Defensie Leergangen in The Netherlands and has participated in work sessions relating to board roles and tasks at Insead In-Board Nordic Academy.

The election enters into effect from 12 December 2022 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2023.

Contacts:

  Jarle Roth, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act